UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM U-7D

                                ----------------


                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               (As adopted in Release No. 35-18000, May 31, 1973)


  (Reflecting transfer of beneficial ownership and certain changes of address)



     The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.


1.   Lessee public-utility company
     -----------------------------

     El Paso Electric Company
     101 North Stanton Street
     El Paso, Texas 79960

2.   Date: Lease dated as of May 1, 1980.
     ----

3.   Date facility placed in service
     -------------------------------

     June 12, 1980.

4.   Initial term of lease
     ---------------------

     The initial term of the lease ended on July 2, 2000.

4a.  Renewal options
     ---------------

     The lease has been extended for a five-year period from July 3, 2000 to July 2, 2005. The lease may thereafter be extended one two-year period at Lessee's election.

5.   Brief description of facility
     -----------------------------

     Westinghouse Electric Corporation W-501B4 Econo-Pak Combustion Turbine Generating Unit consisting of one 73 megawatt combustion turbine directly connected to generator, complete with gas turbine mechanical package, gas turbine electrical package, gas turbine starting package, controller, main transformer, water tank, fuel tank, and other auxiliary equipment.

6.   Manufacturer or supplier
     ------------------------

     The Owner Trustees named in Item 9 below purchased the turbine and other components of the Combustion Turbine Generating Unit from Michael McCune, not in his individual capacity but solely as trustee under a Trust Agreement dated as of December 15, 1977, between him and Shannon Research Corporation, and purchased certain other components and auxiliary equipment from El Paso Electric Company. The original manufacturers or suppliers were Westinghouse Electric Corporation, which manufactured and supplied the Combustion Turbine Generating Unit, General Electric Company, which manufactured and supplied the transformer, and Brown & Root, Inc., which built or supplied the remaining items.

7.   Cost of facility:  $11,800,000.
     ----------------

8.   Basic rent
     ----------

     Initial term:  $30,015,896
     Fixed rate renewal term: $3,949,460

8a.  Periodic installments
     ---------------------

     The lease rentals, payable semi-annually in arrears on January 2 and July 2 of each year were/are as follows:

     Semi-Annual                                         Rent Per Rental Period
        Period                    Dates                 (as % of Lessor's Cost)              (Amount)
        ------                    -----                 -----------------------              --------
        "stub"               6/12/80-7/2/80                        0%                           $0
        1 & 2                 1/2/81-7/2/81                        0%                           $0
         3-21                 1/2/81-1/2/91                     6.0929%                      $718,962
        22-40                7/2/81-7/2/2000                    7.2951%                      $860,822
        41-50                 7/2/00-7/2/05                     3.3470%                      $394,946


9.   Holder of legal title to facility
     ---------------------------------

     Wells Fargo Bank Northwest, (formerly First Security Bank of Utah, N.A.) and Randy R. Marchant (as successor to Robert S. Clark), as not in their individual capacities but solely as the Owner Trustees under a Trust Agreement dated as of May 1, 1980, between the Owner Trustees and The Bank of New York.


        Address:  79 South Main Street
                  Salt Lake City, Utah 84111

10.  Holder of beneficial interest
     -----------------------------

     Name and                                     Amount              Percent of
     Address                                      Invested              Equity
     -------                                      --------            ----------
     Initial:    The Bank of New York             $11,800,000.00 (1)     100%
                 48 Wall Street
                 New York, NY 10005

     Transferee: PSEG Resources Inc.              $ 3,543,517.58 (2)     100%
                 80 Park Plaza, T-22
                 Newark, New Jersey 07102-4194


--------------------------------------------------------------------------------

               (1) $3,543,517.58 of this amount was contributed to the Trust as an equity investment by the Bank of New York and the balance of $8,256,482.42 was borrowed as set forth in Item 11 below.

               (2) This amount is the same as the amount initially invested by the holder of the beneficial interest; the transferee has succeeded to this investment.


11.  If part or all of the financing is supplied by loan on which only principal
     ---------------------------------------------------------------------------
and interest is payable, state:
-------------------------------

         Amount borrowed:     $8,256,482.42
         Interest rate:       15-3/4%
         Number of lenders:   5
         Terms of repayment:  The entire amount borrowed was repaid in full no later than July 2, 2000.

Date Executed                 Signature of Holder of Legal Title
-------------                 ----------------------------------
December 28, 2001             WELLS FARGO BANK NORTHWEST, N.A. and RANDY R.
                              MARCHANT, not in their individual capacities, but solely as trustees under a Trust Agreement dated as of May 1, 1980 between them and PSEG Resources
                              Inc. (assignee of interest initially held by The
                              Bank of New York),

                              as Owner Trustees

                              By: WELLS FARGO BANK NORTHWEST, N.A. not in its individual capacity, but solely as Corporate Trustee,


                              By:   JANEEN R. HIGGS
                                    --------------------------------------------
                                    Janeen R. Higgs

                              Title:Vice President
                                    --------------------------------------------

                             By:    RANDY R. MARCHANT
                                    --------------------------------------------
                                    Randy R. Marchant


Date Executed                 Signature of Holder of Beneficial Interest
-------------                 ------------------------------------------

December 28, 2001             PSEG RESOURCES INC.


                              By:   EILEEN A. MORAN
                                    --------------------------------------------
                                    Eileen A. Moran

                              Title:President
                                    --------------------------------------------